SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

______________________________

TELECOM ITALIA S.p.A.
(Name of Issuer)

Ordinary Shares of euro 0.55 par value each (Title of class of securities)	87927W10 (CUSIP number)

Michele Amendolagine
Head of Corporate Affairs
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi, 2
Trieste 34132, Italy
+39 040 67 1111

with a copy to:

Richard A. Ely
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS
United Kingdom
+442075197000
(Name, address and telephone number of person authorized
to receive notices and communications)

October 18, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	ASSICURAZIONI GENERALI S.p.A. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS:		See item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	543,363,195
	8	SHARED VOTING POWER:	0* (See Item 5)
	9	SOLE DISPOSITIVE POWER:	543,363,195
	10	SHARED DISPOSITIVE POWER:	0* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		543,363,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.1%
14	TYPE OF REPORTING PERSON:		IC

* Assicurazioni Generali S.p.A. ("Generali") expressly disclaims that it is a member of a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") or Rule 13d-5(b)(1) thereunder. As detailed in Item 5 of this Statement, if a "group" consisting of the parties to the 2006 Shareholders Agreement (as such term is defined in Item 3 of this Statement) were deemed to exist, Generali would be deemed to beneficially own, and be deemed to share the power to vote or direct the voting of (i) all of the Telecom Italia Shares (as such term is defined in Item 1 of this Statement) owned by the members of such deemed group that are subject to that agreement, which would be 3,104,389,492 Telecom Italia Shares plus (ii) 52,783,131 Telecom Italia Shares owned by Generali that are not subject to the 2006 Shareholders Agreement, representing in the aggregate 23.6% of the Telecom Italia Shares outstanding as of the date of the 2006 Shareholders Agreement.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the ordinary shares, euro 0.55 par value per share ("Telecom Italia Shares"), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy ("Telecom Italia"). According to Telecom Italia's Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Telecom Italia 20-F"), the principal executive offices of Telecom Italia are located at Piazza degli Affari 2, 20123 Milan, Italy.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Assicurazioni Generali S.p.A., a corporation organized under the laws of the Republic of Italy ("Generali"). Generali and its consolidated subsidiaries (collectively, the "Generali Group") provide a broad range of life and non-life insurance and reinsurance products and services in Italy and internationally to individual and corporate customers. The operations of the Generali Group also include asset management and capital markets activities and other insurance and financial management services. The principal business address of Generali is Piazza Duca degli Abruzzi 2, Trieste 34132, Italy.

Information with respect to the directors and executive officers of Generali is set forth in Schedule A hereto. Schedule A sets forth the following information with respect to each such person: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

During the past five years, neither Generali nor, to the best of Generali's knowledge, any of the persons listed on Schedule A hereto, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This filing is not being made as a result of any particular acquisition of Telecom Italia Shares by Generali, and as such, no funds or other consideration were used in making any such acquisition. As described in more detail in Item 6, as a result of an agreement dated October 18, 2006, between Pirelli & C. S.p.A. ("Pirelli"), Edizione Holding S.p.A. ("Edizione Holding"), Edizione Finance International S.A. ("Edizione Finance," together with Edizione Holding, "Edizione"), Olimpia S.p.A. ("Olimpia"), Generali and Mediobanca S.p.A. ("Mediobanca") (the "2006 Shareholders Agreement"), Generali may be deemed to be a member of a "group" as such term is used in Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder and, therefore, may be deemed to have acquired beneficial ownership of the Telecom Italia Shares owned by Pirelli, Edizione, Olimpia and Mediobanca that are subject to the 2006 Shareholders Agreement. Generali expressly disclaims being a member of a "group" as well as any beneficial interest in any Telecom Italia Shares owned by Pirelli, Edizione, Olimpia and Mediobanca.

ITEM 4.	PURPOSE OF TRANSACTION

This Schedule relates to the potential deemed acquisition by Generali of beneficial ownership of the Telecom Italia Shares subject to the 2006 Shareholders Agreement, pursuant to which the parties to that agreement may be deemed to have formed a “group” with respect to the Telecom Italia Shares subject to the agreement for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. Generali entered into the 2006 Shareholders Agreement with the intention of ensuring continuity and stability to the shareholding and governance structure of Telecom Italia in order to foster further development of Telecom Italia, both in Italy and abroad, while improving Telecom Italia's ability to create value for the benefit of its shareholders.

Generali intends to review its holdings of Telecom Italia Shares on a regular basis in light of the objectives of the parties to the 2006 Shareholders Agreement described above and, as a result thereof, in determining plans or proposals with respect to the Telecom Italia Shares that it holds, may at any time or from time to time determine to (a) acquire additional Telecom Italia Shares, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of any Telecom Italia Shares held by it in the open market, in privately negotiated transactions or otherwise, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, Generali specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), Generali currently expects that it would take into consideration a variety of factors, including, but not limited to, Telecom Italia's business, financial condition and prospects, other developments concerning Telecom Italia and its businesses generally, other developments and other business opportunities available to Generali, developments with respect to Generali’s business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the Telecom Italia Shares.

Other than as described above, Generali currently does not have any plans or proposals that would result in (a) the acquisition by any person of additional Telecom Italia Shares or the disposition of Telecom Italia Shares, (b) an extraordinary corporate transaction involving Telecom Italia or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Telecom Italia or any of its subsidiaries, (d) any change in the present board of directors or management of Telecom Italia, (e) any material change in Telecom Italia's capitalization or dividend policy, (f) any material change in Telecom Italia's business or corporate structure, (g) any change in Telecom Italia's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of Telecom Italia by any person, (h) causing a class of Telecom Italia's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Telecom Italia becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER

(a)-(b)                  Generali owns 543,363,195 Telecom Italia Shares, which represent 4.1% of the outstanding Telecom Italia Shares based upon the total number of Telecom Italia Shares outstanding as set forth in the Telecom Italia 20-F. Generali has sole voting and dispositive power over all 543,363,195 Telecom Italia Shares which it owns. By virtue of the 2006 Shareholders Agreement, a "group," within the meaning of Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, may be deemed to have been formed consisting of all of the parties to the 2006 Shareholders Agreement. If such a group were deemed to exist, Generali would be deemed to beneficially own, and be deemed to share the power to vote or direct the voting of (i) the 3,104,389,492 Telecom Italia Shares subject to that Agreement plus (ii) 52,783,131 Telecom Italia Shares owned by Generali that are not subject to the 2006 Shareholders Agreement, representing in the aggregate, 23.6% of the outstanding Telecom Italia Shares based upon the total number of Telecom Italia Shares outstanding as set forth in the Telecom Italia 20-F. Generali expressly disclaims being a member of a "group" as such term is used in Section 13(d)(3) of the Exchange Act, and Rule 13d-5(b)(1) thereunder, and expressly disclaims beneficial ownership of, or voting or dispositive power over, any Telecom Italia Shares beneficially or directly owned by the parties to the 2006 Shareholders Agreement which may be deemed to be beneficially owned by Generali solely by virtue of it being a party to the 2006 Shareholder Agreement.

                              The beneficial ownership of Telecom Italia Shares by the persons listed in Annex A to this Schedule 13D, if any, is indicated next to such person’s name in such Annex A. To the best of Generali's knowledge, such persons have sole voting and dispositive power over the Telecom Italia Shares which they beneficially own.

(c)                         The following table sets forth all the transactions in Telecom Italia Shares effected by the Generali Group during the past sixty days. All such transactions were open market purchases or sales effected on the Milan Stock Exchange (Italy).

Date	Type of Transaction	Number of Telecom Italia Shares	Price per Share (euro)

September 13, 2006	Purchase	3,421,939	2.27
September 13, 2006	Sale	23,409,215	2.27
September 13, 2006	Purchase	2,340,922	2.27
September 13, 2006	Purchase	180,000	2.27
September 13, 2006	Purchase	2,340,921	2.27
September 13, 2006	Purchase	180,000	2.27
September 13, 2006	Purchase	3,421,939	2.27
September 13, 2006	Purchase	1,710,969	2.27
September 13, 2006	Purchase	466,645	2.27

Date	Type of Transaction	Number of Telecom Italia Shares	Price per Share (euro)

September 13, 2006	Purchase	342,194	2.27
September 13, 2006	Purchase	670,000	2.27
September 14, 2006	Purchase	6,578,061	2.25
September 14, 2006	Purchase	2,943,600	2.25
September 14, 2006	Purchase	390,000	2.25
September 14, 2006	Sale	45,000,000	2.25
September 14, 2006	Purchase	1,435,000	2.25
September 14, 2006	Purchase	1,140,000	2.25
September 14, 2006	Purchase	4,500,000	2.25
September 14, 2006	Purchase	362,000	2.25
September 14, 2006	Purchase	4,500,000	2.25
September 14, 2006	Purchase	2,000,000	2.25
September 14, 2006	Purchase	1,320,000	2.25
September 14, 2006	Purchase	362,000	2.25
September 14, 2006	Purchase	1,725,000	2.25
September 14, 2006	Purchase	505,000	2.25
September 14, 2006	Purchase	6,578,061	2.25
September 14, 2006	Purchase	3,289,031	2.25
September 14, 2006	Purchase	897,041	2.25
September 14, 2006	Purchase	657,806	2.25
September 14, 2006	Purchase	5,267,400	2.25
September 14, 2006	Purchase	550,000	2.25
September 18, 2006	Purchase	900,000	2.27

Date	Type of Transaction	Number of Telecom Italia Shares	Price per Share (euro)

September 19, 2006	Purchase	1,725,000	2.25
October 4, 2006	Purchase	2,500,000	2.26
October 5, 2006	Purchase	100,000	2.30
October 5, 2006	Purchase	100,000	2.30
October 10, 2006	Sale	206,234	2.24
October 12, 2006	Purchase	318,132	2.35
October 12, 2006	Purchase	174,521	2.35
October 12, 2006	Purchase	332,130	2.35
October 12, 2006	Purchase	323,905	2.35
October 17, 2006	Purchase	580,000	2.30
October 17, 2006	Purchase	100,000	2.30
October 17, 2006	Purchase	100,000	2.30
October 19, 2006	Sale	318,132	2.30
October 19, 2006	Sale	174,521	2.30
October 19, 2006	Sale	100,000	2.29
October 19, 2006	Sale	332,130	2.30
October 19, 2006	Sale	100,000	2.29
October 19, 2006	Sale	323,905	2.30

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On October 18, 2006, each of Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca entered into the 2006 Shareholders Agreement relating to, among other things, certain Telecom Italia Shares held by each of Olimpia, Generali and Mediobanca (collectively, the "Affected Parties") comprising, in aggregate, 23.2% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the 2006 Shareholders Agreement is filed as Exhibit 1.

The 2006 Shareholders Agreement applies to (i) all of the Telecom Italia Shares held by Olimpia, (ii) certain Telecom Italia Shares held by Generali (comprising 3.7% of the total number of issued and outstanding Telecom Italia Shares) and (iii) certain Telecom Italia Shares held by Mediobanca (comprising 1.5% of the total number of issued and outstanding Telecom Italia Shares). The Telecom Italia Shares that are subject to the 2006 Shareholders Agreement are referred to below as "Affected Shares".

The parties to the 2006 Shareholders Agreement agreed to form a board of representatives (the "Shareholders Board") which has certain decision-making functions under the agreement. Each of Generali and Mediobanca has (and any additional party that is admitted to the agreement in the future will have) the right to appoint one member to the Shareholders Board, and Olimpia has the right to appoint a number of members equal to the aggregate of the number of all other members of the Shareholders Board. Olimpia will also have the right to appoint the chairman of the Shareholders Board. The Shareholders Board will meet prior to each shareholders meeting of Telecom Italia to discuss all matters that are scheduled to be voted upon by the holders of Telecom Italia Shares at such shareholders meeting. If the members of the Shareholders Board unanimously agree on how the Affected Shares shall be voted in relation to a particular matter, then each of the Affected Parties will be required to vote all of its Affected Shares in that manner. If the members of the Shareholders Board do not unanimously agree as to how the Affected Shares shall be voted, then the Affected Parties will be free to vote the Affected Shares held by them at their own discretion.

During the term of the 2006 Shareholders Agreement, each of the Affected Parties is prohibited from transferring more than 20% of the number of Affected Shares that it owns as of the date of the agreement (whether directly, or through derivative or other arrangements that have the effect of transferring the economic risks or benefits associated with the ownership of such shares).

Each of Mediobanca and Generali may acquire additional Telecom Italia Shares, provided that such party does not at any time hold an aggregate number of Telecom Italia Shares that exceeds by more than 25% the number of Affected Shares held by such party as of the date of execution of the 2006 Shareholders Agreement. Any Telecom Italia Shares so acquired by Mediobanca or Generali will be deemed Affected Shares.

No party to the 2006 Shareholders Agreement may purchase any Telecom Italia Shares without first notifying the Shareholders Board and the other parties to the agreement. Also, each party to the 2006 Shareholders Agreement must promptly notify the Shareholders Board and each other party to the agreement in the event that it transfers any Telecom Italia Shares.

Under the 2006 Shareholders Agreement, each of Generali and Mediobanca has certain rights of first refusal that are triggered in the event that Olimpia proposes to transfer all (but not less than all) of its Telecom Italia Shares to any third party. However, such rights of first refusal will not arise if the applicable third party acquiror also offers to acquire the Telecom Italia Shares held by Generali and/or Mediobanca on the same terms and conditions that it proposes to acquire the Telecom Italia Shares held by Olimpia. Generali and Mediobanca also have rights of first refusal that are triggered in the event that Pirelli (whether acting alone or together with Edizione Finance or Edizione Holding) proposes to transfer more than 50% of the issued and outstanding shares of Olimpia to a third party.

Olimpia is required to promptly consult with each of Generali and Mediobanca if (i) any third party makes an offer to become a shareholder of Olimpia by making a capital contribution thereto in the form of Telecom Italia Shares and (ii) such capital contribution would result in Olimpia’s aggregate holding of Telecom Italia Shares being in excess of a certain threshold prescribed under applicable Italian law so as to require Olimpia to make a mandatory tender offer for Telecom Italia Shares. In that event, Generali and Mediobanca will have the option to either (i) become shareholders of Olimpia by contributing their respective Telecom Italia Shares thereto on the same terms and conditions proposed by the third party or (ii) reduce their respective holdings of Telecom Italia Shares by such amount as may be necessary to ensure that Olimpia is not required under applicable Italian law to make a tender offer for Telecom Italia Shares. If Generali and Mediobanca do not (within such reasonable time as Olimpia may stipulate) commit to take those actions set forth in either of clauses (i) and (ii) in the immediately preceding sentence, then Olimpia may accept the offer of the third party and terminate the Shareholders Agreement.

The 2006 Shareholders Agreement has an initial term of three years, and shall automatically be renewed for successive periods of three years unless any party delivers a notice of termination to each other party at least three months prior to the expiration of the then-current term.

The 2006 Shareholders Agreement provides that holders of 0.5% or more of the total number of issued and outstanding Telecom Italia Shares may be admitted as additional parties to the agreement from time to time with the unanimous consent of the existing parties thereto.

Pirelli, Edizione Holding, Edizione Finance, Generali and Mediobanca issued a joint press release concerning the Shareholders Agreement on October 18, 2006, a copy of which is filed as Exhibit 2.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca. (English translation.)

2.	Joint Press Release, dated as of October 18, 2006, issued by Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.

EXHIBIT INDEX

Exhibit No.

1.	Shareholders Agreement, dated as of October 18, 2006, by and among Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca. (English translation.)

2.	Joint Press Release, dated as of October 18, 2006, issued by Pirelli, Edizione Holding, Edizione Finance, Olimpia, Generali and Mediobanca.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:     October 30, 2006

ASSICURAZIONI GENERALI S.p.A.

By:	/s/ Giovanni Perissinotto
Name: Giovanni Perissinotto
Title: Managing Director and General Manager

By:	/s/ Michele Amendolagine
Name: Michele Amendolagine
Title: Head of Corporate Affairs

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI

The name, title, present principal occupation or employment of each of the directors and executive officers of Generali are set forth below. The business address of each director and executive officer is Generali’s address. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Generali. Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Name and Citizenship	Present Principal Occupation	Number of Telecom Italia Shares Beneficially Owned
Directors

Antoine Bernheim (French citizen)	Chairman, Member of the Executive Committee, Executive Director	189,939

Gabriele Galateri di Genola	Vice-Chairman, Member of the Executive Committee, Chairman of the Remuneration Committee	Not Applicable

Sergio Balbinot	Managing Director, Member of the Executive Committee, Executive Director, General Manager	720

Giovanni Perissinotto	Managing Director, Member of the Executive Committee, Executive Director, General Manager	53,049

Luigi Arturo Bianchi	Non-executive Director, Independent Director, Member of the Internal Control Committee	Not Applicable

Ana Patricia Botin (Spanish citizen)	Non-executive Director, Non- independent Director, Member of the Remuneration Committee	Not Applicable

Gerardo Broggini	Member of the Executive Committee, Chairman of the Internal Control Committee, Non-Executive Director, Independent Director	Not Applicable

Schedule A

Name and Citizenship	Present Principal Occupation	Number of Telecom Italia Shares Beneficially Owned
Directors

Claudio Consolo	Non-Executive Director, Independent Director	38,800

Laurent Dassault (French citizen)	Non-Executive Director, Independent Director	Not Applicable

Diego Della Valle	Non-Executive Director, Independent Director, Member of the Remuneration Committee	Not Applicable

Piergaetano Marchetti	Member of the Executive Committee, Non-Executive Director, Independent Director	Not Applicable

Klaus-Peter Müller (German citizen)	Non-Executive Director, Independent Director	Not Applicable

Alberto Nicola Nagel	Member of the Executive Committee, Non-Executive Director	Not Applicable

Alessandro Ovi	Non-Executive Director, Independent Director, Member of the Internal Control Committee	6,766

Alessandro Pedersoli	Non-Executive Director, Independent Director, Member of the Internal Control Committee	Not Applicable

Reinfried Pohl (German citizen)	Non-Executive Director	Not Applicable

Vittorio Ripa di Meana	Non-Executive Director, Independent Director	11,701

Schedule A

Name and Business Address	Present Principal Occupation	Number of Telecom Italia Shares Beneficially Owned
Executive officers (Who are not directors)

Raffaele Agrusti	General Manager	Not Applicable

Mel Carvill (British citizen)	Deputy General Manager	Not Applicable

Claudio Cominelli	Deputy General Manager	Not Applicable

Aldo Minucci	Deputy General Manager	2,595

Lodovico Floriano	Deputy General Manager	Not Applicable

Vittorio Rispoli	Deputy General Manager, Secretary of the Board of Directors	Not Applicable